UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2024

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.

(Exact name of registrant as specified in its charter)

Río Negro 1338, First Floor

Montevideo, Uruguay, 11100

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Press Release dated November 13, 2024 titled “Arcos Dorados Reports Third Quarter Financial Results”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.

By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: November 13, 2024

Item 1

Arcos Dorados 3Q 2024 Results November 13, 2024

ARCOS DORADOS REPORTS THIRD QUARTER FINANCIAL RESULTS

•	Total revenues of $1.1 billion established a new high for a third quarter.

•	Systemwide comparable sales¹ grew 32.1% year-over-year, with positive average check and guest volume contributing to the result.

•	Digital channel sales (from Mobile App, Delivery and Self-order Kiosks) rose 16% versus the prior year period and represented 58% of systemwide sales in third quarter.

•	Loyalty Program implemented in three markets, grew to 12.9 million registered members[2].

•	Consolidated Adjusted EBITDA¹ was $125.0 million, with an 11.0% margin.

•	Net Income was $35.2 million in the quarter, or $0.17 per share.

Montevideo, Uruguay, November 13, 2024 – Arcos Dorados Holdings Inc. (NYSE: ARCO) (“Arcos Dorados” or the “Company”), Latin America and the Caribbean’s largest restaurant chain and the world’s largest independent McDonald’s franchisee, today reported unaudited results for the three and nine months ended September 30, 2024.

Third Quarter 2024 Highlights

•	Consolidated revenues totaled $1.1 billion, rising in US dollars despite weaker local currencies.

•	Systemwide comparable sales¹ rose 32.1% versus the third quarter of 2023, including the impact of high inflation in Argentina over the last 12 months.

•	Consolidated Adjusted EBITDA¹ reached $125.0 million, with an 11.0% margin.

•	Net Income was $35.2 million, with a 3.1% margin.

•	Net Debt to Adjusted EBITDA leverage ratio ended the third quarter at 1.2x, unchanged from the end of the previous quarter.

•	The Company opened 19 Experience of the Future (EOTF) restaurants in the quarter, all of them free-standing, including 11 in Brazil.

•	Digital channel sales grew 16%, including strong performances in Mobile App and Delivery as well as the continued growth of the Loyalty Program.

1 For definitions, please refer to page 15 of this document.

2 As of September 30, 2024.

Message from Marcelo Rabach, Chief Executive Officer

Third quarter 2024 results demonstrate the resilience of Arcos Dorados’ business model. Sales and profitability were strong, as US dollar revenue set a new high for a third quarter and Adjusted EBITDA was the second highest for a third quarter. Notably, comparable guest counts rose for the 14th consecutive quarter, with broad-based traffic increases in the region. This helped drive systemwide comp sales growth in all three divisions, despite more challenging economic and consumer environments.

Our strategy, built around Digital, Delivery and Drive-thru, remained an unmatched structural competitive advantage across all markets. In line with McDonald’s global growth strategy, we expect our restaurant opening pipeline to unlock even more shareholder value, as we capture the significant expansion opportunity over the next several years. Our balance sheet is as strong as ever, which allows us to continue ramping up on the Fourth “D” of our strategy: Development. With that in mind, moving forward, we will begin referring to our Four D’s Strategy.

For the year-to-date through September, we opened 56 Experience of the Future restaurants, including 32 openings in Brazil. And, since the fourth quarter began, we either opened or broke ground on all the restaurants we plan to open this year.

I believe there are so many reasons to be excited about the future for Arcos Dorados and its shareholders, including: operating the world’s most beloved QSR Brand, executing the successful Four D’s Strategy, the largest market share in the region’s quick service restaurant (QSR) industry, by far, and a strong balance sheet to support future growth. In addition, we operate the region’s most modernized restaurant portfolio with the highest number of free-standing locations that we believe will continue to be a structural competitive advantage for the foreseeable future.

Finally, we believe we are operating in the world’s best ZIP code. Latin America has one of the globe’s most underpenetrated QSR industries. While it is true we have political and economic cycles, we are the least impacted emerging market when it comes to the serious geopolitical issues in other parts of the world. And, the consumer class continues to grow in Latin America’s biggest markets, which will generate growing demand for the world’s most popular QSR Brand.

It will be our job to capitalize on these opportunities in the years to come.

1	Consolidated Results

Consolidated Results

Figure 1. AD Holdings Inc Consolidated: Key Financial Results

(In millions of U.S. dollars, except as noted)

	3Q23 (a)	Currency Translation (b)	Constant Currency Growth (c)	3Q24 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	2,339			2,410

Sales by Company-operated Restaurants	1,075.3	(416.5)	424.6	1,083.4	0.8%	39.5%
Revenues from franchised restaurants	49.8	(14.1)	14.6	50.2	0.9%	29.3%
Total Revenues	1,125.1	(430.7)	439.2	1,133.7	0.8%	39.0%
Systemwide Comparable Sales						32.1%
Adjusted EBITDA	129.1	(33.7)	29.6	125.0	-3.2%	22.9%
Adjusted EBITDA Margin	11.5%			11.0%	-0.5 p.p.
Net income (loss) attributable to AD	59.7	2.8	(27.3)	35.2	-41.0%	-45.7%
Net income attributable to AD Margin	5.3%			3.1%	-2.2 p.p.
No. of shares outstanding (thousands)	210,655			210,663
EPS (US$/Share)	0.28			0.17

Arcos Dorados’ total revenues of $1.1 billion, a new high for a third quarter, despite the challenging macroeconomic and consumer environments in the region. Systemwide comparable sales rose 32.1% with positive contributions from both average check and guest volumes. The Company’s systemwide comparable sales grew 1.6x blended inflation for the period, excluding Argentina.

The Three-D’s strategy (Digital, Delivery and Drive-thru), which has been a key component of the Company’s success in recent years, continues to be a structural competitive advantage across all markets, leading to continued market share gains throughout the Company’s footprint. According to the Company’s proprietary research, McDonald’s brand gained five points of value share across its operating footprint in the third quarter compared with the prior year period.

Sales from Arcos Dorados’ Digital platform rose 16% versus the prior year and generated 58% of systemwide sales. Guests are increasingly choosing the seamless experience offered by the Mobile App’s functionalities, self-order kiosks in restaurants and McDelivery. Sales growth was strong both inside restaurants as well as in the Company’s off-premise channels. The latter (Delivery and Drive-thru) generated 43% of systemwide sales in the third quarter, combined.

As of September 30, 2024, the Company’s customer relationship management (CRM) platform had approximately 94 million unique registered users. As of the end of October 2024, the Loyalty Program reached almost 14 million registered members across three markets. The Loyalty Program has become a key driver of customer engagement, including an increase of 25% in identified sales compared to the same period last year.

Adjusted EBITDA Bridge

($ million)

Third quarter consolidated Adjusted EBITDA reached $125.0 million, with strong local currency growth offset by an unfavorable exchange rate environment and the ongoing economic adjustment in Argentina. This result included a $5.6 million positive impact from a recovery related to social security contributions in Brazil.

Consolidated Adjusted EBITDA margin was 11.0%. Food and Paper (F&P) costs remained relatively stable when compared to the previous year. Leverage in General and Administrative expenses (G&A) and a better result in the Other Operating Income line were more than offset by higher Payroll expenses and a deleveraging of Occupancy & Other Operating expenses as a percentage of revenue, compared with the prior year period.

Notable items in the Adjusted EBITDA reconciliation

Included in Adjusted EBITDA: The result for the third quarter of 2024 included a $5.6 million positive impact from a recovery related to social security contributions in Brazil.

Excluded from Adjusted EBITDA: There were no notable items excluded from Adjusted EBITDA in either the third quarter of 2024 or the third quarter of 2023.

Non-operating Results

Arcos Dorados’ non-operating results for the third quarter included a net interest expense of $8.5 million and a $2.8 million gain from non-cash foreign exchange and derivative instruments. The Company recorded an income tax expense of $39.6 million in the quarter.

Net income attributable to the Company totaled $35.2 million, or $0.17 per share, in the third quarter of 2024. Total weighted average shares amounted to 210,663,057 in the third quarter compared to 210,654,969 in the prior year’s quarter.

2	Divisional Results

Brazil Division

Figure 2. Brazil Division: Key Financial Results

(In millions of U.S. dollars, except as noted)

	3Q23 (a)	Currency Translation (b)	Constant Currency Growth (c)	3Q24 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	1,113			1,160

Total Revenues	439.2	(58.7)	50.9	431.5	-1.8%	11.6%
Systemwide Comparable Sales						6.8%
Adjusted EBITDA	77.8	(10.6)	11.7	79.0	1.5%	15.1%
Adjusted EBITDA Margin	17.7%			18.3%	0.6 p.p.

Brazil’s revenues totaled $431.5 million, strongly impacted by the material depreciation of the Brazilian real versus the prior year. Systemwide comparable sales rose 6.8% year-over-year, or 1.6x inflation in the period, on top of double-digit growth in the prior year quarter.

Digital sales generated almost 70% of the division’s systemwide sales in the period. Delivery sales rose 14% in US dollars versus the prior year and represented 22% of systemwide sales. At the end of October, the Loyalty program reached almost 13 million users. The program is proving highly effective in attracting new customers, recovering previously lost customers, and significantly boosting frequency. "Meu Méqui" continues to evolve in the country, strengthening customer engagement and reinforcing the Company’s commitment to deliver personalized experiences.

Based on Company research, Brazil leads in all its brand attributes, and achieved an all-time high “Top of Mind” score while also improving its market-leading score as the “Favorite Brand.”

These results reflect strong marketing activities during the quarter. The launch of the “Why I call Méqui, Méqui” campaign increased guests’ emotional connection with the McDonald’s Brand. Core product sales benefitted from the “Piscininha de Cheddar” that leveraged Brazilians’ love for melted cheddar. New flavors in cones, McFlurry and McShake brought innovation to the Dessert category in the quarter. The family business also benefitted from Happy Meal licenses such as “Despicable Me 4”, which featured an exclusive menu and special activations in restaurants.

As reported Adjusted EBITDA in the division totaled $79.0 million in the quarter, rising 1.5% in US dollars versus the prior year period, despite the depreciation of the Brazilian currency. Adjusted EBITDA margin was 18.3%, an expansion of 60 basis points. Excluding the recovery related to social security contributions, Brazil’s margin contracted 70 basis points mainly due to higher F&P costs and Royalty expenses as a percentage of revenue.

North Latin American Division (NOLAD)

Figure 3. NOLAD Division: Key Financial Results

(In millions of U.S. dollars, except as noted)

	3Q23 (a)	Currency Translation (b)	Constant Currency Growth (c)	3Q24 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	638			649

Total Revenues	295.6	(10.2)	24.3	309.7	4.8%	8.2%
Systemwide Comparable Sales						6.2%
Adjusted EBITDA	32.3	(0.9)	(0.8)	30.7	-5.0%	-2.4%
Adjusted EBITDA Margin	10.9%			9.9%	-1.0 p.p.

As reported revenues in NOLAD totaled $309.7 million, up 4.8% versus the prior year quarter. Systemwide comparable sales rose 6.2% year-over-year, or 2.3x the division’s blended inflation in the period, driven by strong guest traffic trends in these markets.

The Company has been investing in the modernization and digitalization of its restaurants in the division. As a result, digital sales continued to grow, and increased 37% versus the prior year, representing 40% of systemwide sales in the quarter. This growth reflects significant increases in Delivery and Self-Order Kiosk sales versus the prior year quarter.

In Costa Rica, the Loyalty Program was launched in May 2024 and has rapidly gained traction among customers, with over 500,000 members joining within the first five months (representing nearly 10% of the country's population). This swift adoption has played a crucial role in driving strong identified sales penetration in the market.

NOLAD’s marketing campaigns focused on menu items designed for families, with Happy Meal licenses featuring “Yu-Gi-Oh and Hello Kitty”. Arcos Dorados also developed a collaboration with Korean pop group BTS to enhance its chicken credentials with Gen Z customers. The collaboration introduced a variety of Asian-inspired sauces, special packaging and collectible characters for the iconic Chicken McNuggets. In Mexico, “Best Burger” has successfully increased core product sales by highlighting their unique taste and unmatched quality.

As reported Adjusted EBITDA in the division was $30.7 million in the quarter, down 5.0% versus the prior year in US dollars, partly due to the depreciation of local currencies versus the prior year. Adjusted EBITDA margin declined by 100 basis points in the period, with lower G&A expenses offset by higher Payroll expenses as well as an increase in Occupancy & Other Operating expenses as a percentage of revenue.

South Latin American Division (SLAD)

Figure 4. SLAD Division: Key Financial Results

(In millions of U.S. dollars, except as noted)

	3Q23 (a)	Currency Translation (b)	Constant Currency Growth (c)	3Q24 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	588			601

Total Revenues	390.3	(361.8)	364.0	392.5	0.6%	93.3%
Systemwide Comparable Sales						90.4%
Adjusted EBITDA	41.8	(41.5)	35.5	35.7	-14.5%	84.9%
Adjusted EBITDA Margin	10.7%			9.1%	-1.6 p.p.

As reported revenues in SLAD totaled $392.5 million, driven by a 90.4% increase in systemwide comparable sales versus the prior year, which includes the effect of Argentina and Venezuela’s high inflation rates. Excluding Argentina, the division’s systemwide comparable sales grew 1.3x blended inflation.

Results in the third quarter reflect a more challenging consumer environment, as well as significant macroeconomic and currency headwinds in Argentina, which further pressured the division’s margin. Against this backdrop, the Company focused on leveraging its competitive advantages to strengthen value perception and brand preference among guests, which contributed to increased value share across the division, including an additional seven points in Chile and four points in Argentina.

Digital sales represented 57% of systemwide sales in SLAD in the quarter, mainly due to the strong performance of the Mobile Order and Pay functionality on the Mobile App and the continued increase in sales penetration from Delivery.

In Uruguay, the Loyalty Program is delivering outstanding results. Launched in April 2024, the program boosted identified sales penetration in this country and drove important increases in guest frequency. These results underscore the program’s impact on guest engagement and potential future sales growth.

The Company continued to strengthen the connection with its key consumer targets through the Copa America soccer tournament, with special edition sandwiches and campaigns supporting its sponsorship of national teams. In Argentina, taking advantage of its unique passion for soccer, the brand took over Copa America with the “Grand Leyenda” sandwich featuring soccer super star Angel Di María. Arcos Dorados also continued strengthening the connection with families, with activations and campaigns related to top licenses such as “Despicable Me 4”, “Inside Out 2” and “Yu-Gi-Oh and Hello Kitty”, significantly improving brand attributes related to families. The Company also kept its focus on improving the value for money perception, building compelling entry level meals with a strong customer response.

As reported Adjusted EBITDA totaled $35.7 million in the third quarter, which includes the negative impact of the depreciation of local currencies. Adjusted EBITDA margin contracted 160 basis points versus the prior year quarter. The division’s Adjusted EBITDA margin was positively impacted by lower F&P costs as a percentage of revenue, despite the challenging macroeconomic environment in Argentina. This was offset by higher Payroll and Occupancy & Other Operating expenses as a percentage of revenue.

New Unit Development

Figure 5. Total Restaurants (end of period)*

	September 2024	June 2024	March 2024	December 2023	September 2023
Brazil	1,160	1,150	1,141	1,130	1,113
NOLAD	649	649	647	647	638
SLAD	601	596	593	584	588
TOTAL	2,410	2,395	2,381	2,361	2,339

*Considers Company-operated and franchised restaurants at period-end

Figure 6. Footprint as of September 30, 2024

	Store Type*			Total Restaurants	Ownership		McCafes	Dessert Centers
	FS	IS	MS & FC		Company Operated	Franchised
Brazil	610	91	459	1,160	713	447	124	2,003
NOLAD	408	47	194	649	495	154	19	524
SLAD	257	124	220	601	507	94	205	734
TOTAL	1,275	262	873	2,410	1,715	695	348	3,261

FS: Free-Standing; IS: In-Store; MS: Mall Store; FC: Food Court.

The Company opened 19 Experience of the Future (EOTF) restaurants in the third quarter of 2024, all of them freestanding units, including 11 restaurants in Brazil. For the first nine months of 2024, the Company opened 56 EOTF restaurants, including 53 freestanding units and 32 units in Brazil.

Arcos Dorados continued modernizing existing restaurants and, as of the end of September 2024, there were 1,560 EOTF restaurants making up 65% of the Company’s total footprint.

The restaurant development plan remains on track and the Company expects to meet its full year guidance of 80 to 90 restaurant openings in 2024.

Balance Sheet & Cash Flow Highlights

Figure 7. Consolidated Debt and Financial Ratios

(In thousands of U.S. dollars, except ratios)

	September 30,	December 31,
	2024	2023
Total Cash & cash equivalents (i)	120,807	246,767
Total Financial Debt (ii)	719,068	728,093
Net Financial Debt (iii)	598,261	481,326
LTM Adjusted EBITDA	485,340	472,304
Total Financial Debt / LTM Adjusted EBITDA ratio	1.5	1.5
Net Financial Debt / LTM Adjusted EBITDA ratio	1.2	1.0
LTM Net income attributable to AD	146,133	181,274
Total Financial Debt / LTM Net income attributable to AD ratio	4.9	4.0
Net Financial Debt / LTM Net income attributable to AD ratio	4.1	2.7

(i)	Total cash & cash equivalents include short-term investment.

(ii)	Total financial debt includes short-term debt, long-term debt, accrued interest payable and derivative instruments (including the asset portion of derivatives amounting to $68.2 million and $46.5 million as a reduction of financial debt as of September 30, 2024 and December 31, 2023, respectively).

(iii)	Net financial debt equals total financial debt less total cash & cash equivalents.

As of September 30, 2024, total cash and cash equivalents were $120.8 million and total financial debt (including the net derivative instrument position) was $719.1 million. Net debt (total financial debt minus total cash and cash equivalents) was $598.3 million, up from $481.3 million at the end of 2023, due to the lower cash balance.

The net debt to Adjusted EBITDA leverage ratio ended the quarter at 1.2x, unchanged from the end of the second quarter 2024.

Net cash generated from operating activities for the nine months ended September 30, 2024, totaled $159.8 million. Cash used in net investing activities totaled $192.2 million, including capital expenditures of $239.2 million, partially compensated by $45.8 million in net proceeds from financial investments. Net cash used in financing activities was $42.9 million, which included $37.9 million corresponding to the first three installments of the 2024 dividend.

3	Recent Developments

Recent Developments

Moody’s Rating Action

In October 2024, Moody’s upgraded Arcos Dorados’ corporate and senior debt rating to Ba1 from Ba2, following Brazil’s sovereign debt rating action. To support the upgrade, Moody’s cited the Company's solid marketing position in Latin America as the largest independent McDonald’s franchisee worldwide. The ratings were also supported by Arcos Dorados’ liquidity condition and geographic diversification of the Company's solid restaurant base.

Letter of Credit

On October 25, 2024, the Company signed a letter of credit with Banco Bilbao Vizcaya Argentaria (“BBVA”) of $45 million. Additionally, on October 28, 2024, Arcos terminated a $45 million letter of credit with Credit Suisse.

Revolving Credit Facility

On October 31, 2024, Arcos Dorados signed a $25 million revolving credit facility with Banco Santander Brasil, that matures on October 31, 2026. Each loan under this agreement will bear interest annually at TERM SOFR plus a range between 3.20% and 3.60%.

Third Quarter 2024 Earnings Webcast

A webcast to discuss the information contained in this press release will be held today, November 13, 2024, at 10:00 a.m. ET. In order to access the webcast, members of the investment community should follow this link: Arcos Dorados Third Quarter 2024 Earnings Webcast.

A replay of the webcast will be available later today in the investor section of the Company’s website: www.arcosdorados.com/ir.

Investor Relations Contact Dan Schleiniger VP of Investor Relations Arcos Dorados daniel.schleiniger@mcd.com.uy	Media Contact David Grinberg VP of Corporate Communications Arcos Dorados david.grinberg@mcd.com.uy

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Definitions

In analyzing business trends, management considers a variety of performance and financial measures which are considered to be non-GAAP including: Adjusted EBITDA, Constant Currency basis, Systemwide sales, and Systemwide comparable sales growth.

Adjusted EBITDA: In addition to financial measures prepared in accordance with the general accepted accounting principles (GAAP), this press release and the accompanying tables use a non-GAAP financial measure titled ‘Adjusted EBITDA’. Management uses Adjusted EBITDA to facilitate operating performance comparisons from period to period.

Adjusted EBITDA is defined as the Company’s operating income plus depreciation and amortization plus/minus the following losses/gains included within other operating income (expenses), net, and within general and administrative expenses on the statement of income: gains from sale or insurance recovery of property and equipment, write-offs of long-lived assets, and impairment of long-lived assets.

Management believes Adjusted EBITDA facilitates company-to-company operating performance comparisons by backing out potential differences caused by variations such as capital structures (affecting net interest expense and other financing results), taxation (affecting income tax expense) and the age and book depreciation of facilities and equipment (affecting relative depreciation expense), which may vary for different companies for reasons unrelated to operating performance. Figure 8 of this earnings release includes a reconciliation for Adjusted EBITDA. For more information, please see Adjusted EBITDA reconciliation in Note 9 – Segment and geographic information – of our financial statements (6-K Form) filed today with the S.E.C.

Constant Currency basis: refers to amounts calculated using the same exchange rate over the periods under comparison to remove the effects of currency fluctuations from this trend analysis. To better discern underlying business trends, this release uses non-GAAP financial measures that segregate year-over-year growth into two categories: (i) currency translation and (ii) constant currency growth. (i) Currency translation reflects the impact on growth of the appreciation or depreciation of the local currencies in which the Company conducts its business against the US dollar (the currency in which the Company’s financial statements are prepared). (ii) Constant currency growth reflects the underlying growth of the business excluding the effect from currency translation. The Company also calculates variations as a percentage in constant currency, which are also considered to be non-GAAP measures, to provide a more meaningful analysis of its business by identifying the underlying business trends, without distortion from the effect of foreign currency fluctuations.

Systemwide sales: Systemwide sales represent measures for both Company-operated and sub-franchised restaurants. While sales by sub-franchisees are not recorded as revenues by the Company, management believes the information is important in understanding its financial performance because these sales are the basis on which it calculates and records sub-franchised restaurant revenues and are indicative of the financial health of its sub-franchisee base.

Systemwide comparable sales growth: this non-GAAP measure, refers to the change, on a constant currency basis, in Company-operated and sub-franchised restaurant sales in one period from a comparable period for restaurants that have been open for thirteen months or longer (year-over-year basis) including those temporarily closed. Management believes it is a key performance indicator used within the retail industry and is indicative of the success of the Company’s initiatives as well as local economic, competitive and consumer trends. Sales by sub-franchisees are not recorded as revenues by the Company.

About Arcos Dorados

Arcos Dorados is the world’s largest independent McDonald’s franchisee, operating the largest quick service restaurant chain in Latin America and the Caribbean. It has the exclusive right to own, operate and grant franchises of McDonald’s restaurants in 20 Latin American and Caribbean countries and territories with more than 2,400 restaurants, operated by the Company or by its sub-franchisees, that together employ more than 100 thousand people (as of 09/30/2024). The Company is also committed to the development of the communities in which it operates, to providing young people their first formal job opportunities and to utilize its Recipe for the Future to achieve a positive environmental impact. Arcos Dorados is listed for trading on the New York Stock Exchange (NYSE: ARCO). To learn more about the Company, please visit the Investors section of our website: www.arcosdorados.com/ir.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements. The forward-looking statements contained herein include statements about the Company’s business prospects, its ability to attract customers, its expectation for revenue generation, its outlook and guidance for 2024 and the renewal of its Master Franchise Agreement with McDonald’s. These statements are subject to the general risks inherent in Arcos Dorados' business. These expectations may or may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, Arcos Dorados' business and operations involve numerous risks and uncertainties, many of which are beyond the control of Arcos Dorados, which could result in Arcos Dorados' expectations not being realized or otherwise materially affect the financial condition, results of operations and cash flows of Arcos Dorados. Additional information relating to the uncertainties affecting Arcos Dorados' business is contained in its filings with the Securities and Exchange Commission. The forward-looking statements are made only as of the date hereof, and Arcos Dorados does not undertake any obligation to (and expressly disclaims any obligation to) update any forward-looking statements to reflect events or circumstances after the date such statements were made, or to reflect the occurrence of unanticipated events.

Third Quarter 2024 Consolidated Results

Figure 8. Third Quarter 2024 Consolidated Results

(In thousands of U.S. dollars, except per share data)

	For Three-Months ended		For Nine-Months ended
	September 30,		September 30,
	2024	2023	2024	2023
REVENUES
Sales by Company-operated restaurants	1,083,447	1,075,328	3,175,578	3,016,212
Revenues from franchised restaurants	50,238	49,782	150,364	140,211
Total Revenues	1,133,685	1,125,110	3,325,942	3,156,423
OPERATING COSTS AND EXPENSES
Company-operated restaurant expenses:
Food and paper	(381,175)	(376,023)	(1,115,088)	(1,061,634)
Payroll and employee benefits	(207,894)	(200,904)	(603,392)	(580,286)
Occupancy and other operating expenses	(315,571)	(300,456)	(930,182)	(843,176)
Royalty fees	(67,163)	(65,058)	(198,527)	(180,317)
Franchised restaurants - occupancy expenses	(20,720)	(21,424)	(62,995)	(60,053)
General and administrative expenses	(68,070)	(67,806)	(209,682)	(202,924)
Other operating income (expenses), net	6,733	(2,364)	15,519	4,219
Total operating costs and expenses	(1,053,860)	(1,034,035)	(3,104,347)	(2,924,171)
Operating income	79,825	91,075	221,595	232,252
Net interest expense and other financing results	(8,480)	(4,973)	(39,059)	(26,960)
(Loss) gain from derivative instruments	(516)	900	733	(13,220)
Foreign currency exchange results	3,292	1,286	(15,823)	22,231
Other non-operating income (expenses), net	758	(106)	106	(100)
Income before income taxes	74,879	88,182	167,552	214,203
Income tax expense, net	(39,589)	(28,072)	(76,695)	(87,922)
Net income	35,290	60,110	90,857	126,281
Net income attributable to non-controlling interests	(76)	(389)	(502)	(785)
Net income attributable to Arcos Dorados Holdings Inc.	35,214	59,721	90,355	125,496
Net income attributable to Arcos Dorados Holdings Inc. Margin as a % of total revenues	3.1%	5.3%	2.7%	4.0
Earnings per share information ($ per share):
Basic net income per common share	$ 0.17	$ 0.28	$ 0.43	$ 0.60
Weighted-average number of common shares outstanding-Basic	210,663,057	210,654,969	210,659,761	210,625,346
Adjusted EBITDA Reconciliation
Net income attributable to Arcos Dorados Holdings Inc.	35,214	59,721	90,355	125,496
Net income attributable to non-controlling interests	76	389	502	785
Income tax expense, net	39,589	28,072	76,695	87,922
Other non-operating income (expenses), net	(758)	106	(106)	100
Foreign currency exchange results	(3,292)	(1,286)	15,823	(22,231)
(Loss) gain from derivative instruments	516	(900)	(733)	13,220
Net interest expense and other financing results	8,480	4,973	39,059	26,960
Depreciation and amortization	45,411	37,286	133,704	105,806
Operating charges excluded from EBITDA computation	(237)	759	(2,583)	1,622
Adjusted EBITDA	124,999	129,120	352,716	339,680
Adjusted EBITDA Margin as % of total revenues	11.0%	11.5%	10.6%	10.8%

Third Quarter 2024 Results by Division

Figure 9. Third Quarter 2024 Consolidated Results by Division

(In thousands of U.S. dollars)

	For Three-Months ended		as	Constant	For Nine-Months ended		as	Constant
	September 30,		reported	Currency	September 30,		reported	Currency
	2024	2023	Incr/(Decr)%	Incr/(Decr)%	2024	2023	Incr/(Decr)%	Incr/(Decr)%
Revenues
Brazil	431,473	439,213	-1.8%	11.6%	1,322,400	1,218,610	8.5%	13.6%
NOLAD	309,684	295,641	4.8%	8.2%	922,610	832,497	10.8%	9.7%
SLAD	392,528	390,256	0.6%	93.3%	1,080,932	1,105,316	-2.2%	105.5%
TOTAL	1,133,685	1,125,110	0.8%	39.0%	3,325,942	3,156,423	5.4%	44.8%

Operating Income (loss)
Brazil	61,157	59,374	3.0%	16.8%	186,393	156,376	19.2%	24.9%
NOLAD	17,337	21,779	-20.4%	-18.4%	48,511	54,136	-10.4%	-11.8%
SLAD	24,175	34,187	-29.3%	66.0%	58,336	97,101	-39.9%	28.6%
Corporate and Other	(22,844)	(24,265)	5.9%	-75.8%	(71,645)	(75,361)	4.9%	-94.6%
TOTAL	79,825	91,075	-12.4%	11.1%	221,595	232,252	-4.6%	-4.7%

Adjusted EBITDA
Brazil	79,007	77,848	1.5%	15.1%	240,621	206,450	16.6%	22.1%
NOLAD	30,683	32,308	-5.0%	-2.4%	85,446	84,218	1.5%	0.3%
SLAD	35,705	41,780	-14.5%	84.9%	91,017	119,370	-23.8%	60.4%
Corporate and Other	(20,396)	(22,816)	10.6%	-73.8%	(64,368)	(70,358)	8.5%	-95.1%
TOTAL	124,999	129,120	-3.2%	22.9%	352,716	339,680	3.8%	15.0%

Figure 10. Average Exchange Rate per Quarter*

	Brazil	Mexico	Argentina
3Q24	5.55	18.95	941.31
3Q23	4.88	17.07	312.54

 Local $ per 1 US$

Summarized Consolidated Balance Sheet

Figure 11. Summarized Consolidated Balance Sheet

(In thousands of U.S. dollars)

	September 30,	December 31,
	2024	2023
ASSETS
Current assets
Cash and cash equivalents	115,908	196,661
Short-term investments	4,899	50,106
Accounts and notes receivable, net	135,059	147,980
Other current assets (1)	250,123	210,531
Derivative instruments	266	—
Total current assets	506,255	605,278
Non-current assets
Property and equipment, net	1,161,066	1,119,885
Net intangible assets and goodwill	67,942	70,026
Deferred income taxes	103,964	98,163
Derivative instruments	67,914	46,486
Equity method investments	16,457	18,111
Leases right of use asset	963,296	954,564
Other non-current assets (2)	74,223	106,725
Total non-current assets	2,454,862	2,413,960
Total assets	2,961,117	3,019,238
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	328,168	374,986
Taxes payable (3)	152,866	163,143
Accrued payroll and other liabilities	142,591	142,487
Royalties payable to McDonald’s Corporation	16,886	21,292
Provision for contingencies	1,239	1,447
Interest payable	19,069	7,447
Financial debt (4)	46,621	37,361
Operating lease liabilities	96,031	93,507
Total current liabilities	803,471	841,670
Non-current liabilities
Accrued payroll and other liabilities	21,913	27,513
Provision for contingencies	34,912	49,172
Financial debt (5)	721,558	729,771
Deferred income taxes	6,082	1,166
Operating lease liabilities	859,707	853,107
Total non-current liabilities	1,644,172	1,660,729
Total liabilities	2,447,643	2,502,399
Equity
Class A shares of common stock	389,967	389,907
Class B shares of common stock	132,915	132,915
Additional paid-in capital	8,659	8,719
Retained earnings	605,986	566,188
Accumulated other comprehensive loss	(605,957)	(563,081)
Common stock in treasury	(19,367)	(19,367)
Total Arcos Dorados Holdings Inc shareholders’ equity	512,203	515,281
Non-controlling interest in subsidiaries	1,271	1,558
Total equity	513,474	516,839
Total liabilities and equity	2,961,117	3,019,238

(1)	Includes "Other receivables", "Inventories" and "Prepaid expenses and other current assets”.

(2)	Includes "Miscellaneous" and "Collateral deposits".

(3)	Includes "Income taxes payable" and "Other taxes payable".

(4)	Includes "Short-term debt”, “Current portion of long-term debt" and "Derivative instruments”.

(5)	Includes "Long-term debt, excluding current portion" and "Derivative instruments".

Thank you!